SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Community West Bancshares
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

204157-10-1
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204157-10-1	13G/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Stieven Financial Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 349,177 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 349,177 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,177 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.83%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 204157-10-1	13G/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Stieven Financial Offshore Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 60,492 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 60,492 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,492 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.01%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 204157-10-1	13G/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Stieven Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 409,669 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 409,669 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,669 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.84%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 204157-10-1	13G/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Joseph A. Stieven
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 409,669 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 409,669 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,669 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.84%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 204157-10-1	13G/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Stephen L. Covington
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 409,669 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 409,669 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,669 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.84%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 204157-10-1	13G/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Daniel M. Ellefson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 409,669 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 409,669 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,669 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.84%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 204157-10-1	13G/A	Page 8 of 14 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Community West Bancshares (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 445 Pine Avenue, Goleta, California 93117.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Stieven Financial Investors, L.P., a Delaware limited partnership (“SFI”), with respect to the shares of Common Stock beneficially owned by it;

(ii)	Stieven Financial Offshore Investors, Ltd., a Cayman Islands exempted company (“SFOI”), with respect to the shares of Common Stock beneficially owned by it;

(iii)
Stieven Capital Advisors, L.P., a Delaware limited partnership (“SCA”), which serves as the investment manager to SFI and SFOI, with respect to the shares of Common Stock beneficially owned by SFI and SFOI;

(iv)	Joseph A. Stieven (“Mr. Stieven”), as Chief Executive Officer of SCA with respect to the shares of Common Stock beneficially owned by SFI and SFOI;

(v)	Stephen L. Covington (“Mr. Covington”), as managing director of SCA with respect to the shares of Common Stock beneficially owned by SFI and SFOI; and

(vi)	Daniel M. Ellefson (“Mr. Ellefson”), as managing director of SCA with respect to the shares of Common Stock beneficially owned by SFI and SFOI.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 12412 Powerscourt Drive, Suite 250, St. Louis, Missouri 63131.

CUSIP No. 204157-10-1	13G/A	Page 9 of 14 Pages

Item 2(c).	CITIZENSHIP:

SFI and SCA are limited partnerships organized under the laws of the State of Delaware.  SFOI is a Cayman Islands exempted company. Messrs. Stieven, Covington and Ellefson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, no par value (the “Common Stock”)

Item 2(e).	CUSIP NUMBER:

204157-10-1

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813),
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3),
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. 204157-10-1	13G/A	Page 10 of 14 Pages

Item 4.	OWNERSHIP.

A.	Stieven Financial Investors, L.P.
	(a)	Amount beneficially owned: 349,177 shares of Common Stock
(b)
Percent of class: 5.83%  The percentages used herein and in the rest of Item 4 are calculated based upon the 5,989,510 shares of Common Stock issued and outstanding on November 10, 2011 as reflected in the Form 10-Q for the quarterly period ended September 30, 2011 filed by the Company on November 10, 2011.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 349,177 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 349,177 shares of Common Stock

B.	Stieven Financial Offshore Investors, Ltd.
	(a)	Amount beneficially owned: 60,492 shares of Common Stock
	(b)	Percent of class: 1.01%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 60,492 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 60,492 shares of Common Stock

C.	Stieven Capital Advisors, L.P.
	(a)	Amount beneficially owned: 409,669 shares of Common Stock
	(b)	Percent of class: 6.84%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 409,669 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 409,669 shares of Common Stock

D.	Joseph A. Stieven, Stephen L. Covington and Daniel M. Ellefson
	(a)	Amount beneficially owned: 409,669 shares of Common Stock
	(b)	Percent of class: 6.84%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 409,669 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 409,669 shares of Common Stock

CUSIP No. 204157-10-1	13G/A	Page 11 of 14 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Mr. Stieven is the managing member of the general partner of SCA, and in that capacity may direct SCA’s operations.  Messrs. Covington and Ellefson are managing directors of SCA, and in that capacity may direct SCA’s operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 204157-10-1	13G/A	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

STIEVEN FINANCIAL INVESTORS, L.P.

By: Stieven Capital GP, LLC
its general partner

/s/ Joseph A. Stieven
Name: Joseph A. Stieven
Title: Managing Member

STIEVEN FINANCIAL OFFSHORE INVESTORS, LTD.

/s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director

STIEVEN CAPITAL ADVISORS, L.P.

By: Stieven Capital Advisors GP, LLC
its general partner

/s/ Joseph A. Stieven
Name: Joseph A. Stieven
Title: Managing Member

JOSEPH A. STIEVEN

/s/ Joseph A. Stieven
JOSEPH A. STIEVEN, individually

STEPHEN L. COVINGTON

/s/ Stephen L. Covington
STEPHEN L. COVINGTON, individually

DANIEL M. ELLEFSON

/s/ Daniel M. Ellefson
DANIEL M. ELLEFSON, individually

CUSIP No. 204157-10-1	13G/A	Page 13 of 14 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 14, 2012

STIEVEN FINANCIAL INVESTORS, L.P.

By: Stieven Capital GP, LLC
its general partner

/s/ Joseph A. Stieven
Name: Joseph A. Stieven
Title: Managing Member

STIEVEN FINANCIAL OFFSHORE INVESTORS, LTD.

/s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director

STIEVEN CAPITAL ADVISORS, L.P.

By: Stieven Capital Advisors GP, LLC
its general partner

/s/ Joseph A. Stieven
Name: Joseph A. Stieven
Title: Managing Member

JOSEPH A. STIEVEN

/s/ Joseph A. Stieven
JOSEPH A. STIEVEN, individually

CUSIP No. 204157-10-1	13G/A	Page 14 of 14 Pages

STEPHEN L. COVINGTON

/s/ Stephen L. Covington
STEPHEN L. COVINGTON, individually

DANIEL M. ELLEFSON

/s/ Daniel M. Ellefson
DANIEL M. ELLEFSON, individually